[Letterhead of Sutherland Asbill & Brennan LLP]

August 24, 2011

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         GSV Capital Corp.
Registration Statement on Form N-2, filed on July 19, 2011
File No. 333-175655

Dear Mr. Minore:

On behalf of GSV Capital Corp. (f/k/a Next Innovation Corp.) (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated as of August 18, 2011, with respect to the Company’s registration statement on Form N-2 (File No. 333-175655), filed with the Commission on July 19, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Registration Statement

1.
Disclose how the Company’s proposed offering is consistent with the disclosure  contained in the last paragraph appearing under “Financial Condition, Liquidity  and Capital Resources” in its April 2011 initial public offering prospectus;  namely, that the Company expected that cash flows generated from the net  proceeds of the initial public offering and from the Company’s investments would  be sufficient to sustain the Company’s operations for a period of at least twenty- four months and that the Company had no plans at that time to conduct one or  more public or private offerings of additional shares of its common stock during  the twelve months immediately following completion of the initial public  offering.

Dominic Minore, Esq.
August 24, 2011

The Company advises the Staff on a supplemental basis that the proceeds from its initial public offering provided sufficient cash flow to permit the Company to meet its operating expenses for at least twenty-four months following completion of the offering.  The Company has, however, been successful in locating and acquiring portfolio investments on a more rapid basis than it previously contemplated.  Specifically, as of August 23, 2011, the Company has invested approximately 82.0% of the available proceeds from its initial public offering. As a result, to the extent the Company does not raise additional proceeds from follow on offerings, it will be required to cease further investment activities, which it believes are in the best interests of its shareholders.

As the Company’s common stock is presently trading a premium to net asset value, the Company and its board of directors, which is comprised of a majority of non-interested directors, determined that it would be in the best interests of the Company and its stockholders to proceed with a follow-on offering to raise additional capital to allow the Company to continue expanding its investment portfolio even after it has fully invested the proceeds of its initial public offering.   In particular, any follow on offering conducted above net asset value would be accretive to the net asset value per share of any common stock held by the existing stockholders of the Company.

Prospectus Summary

Recent Portfolio Investments

2.	In your response letter, confirm to the staff whether each of the investors named in this section has consented to being named in the Company’s prospectus.

The Company has revised the disclosure set forth under the section of the Prospectus entitled “Summary – GSV Capital - Current Portfolio” in response to the Staff’s comment to refer to such venture capital investors generally, rather than in connection with a specific investment.

3.
Disclose whether each of the “five leading venture capital (“VC”) backed private companies” in which the Company has invested has earned net income in each of its most recent fiscal year and most recent fiscal quarter.

The Company has revised the disclosure under the section of the Prospectus entitled “Summary – GSV – Capital Current Portfolio” in response to the Staff’s comment.

Dominic Minore, Esq.
August 24, 2011

4.	Identify the “highly efficient alternative power” referred to in the fourth paragraph.

The Company has revised the disclosure under the section of the Prospectus entitled “Summary – GSV Capital  – Current Portfolio” in response to the Staff’s comment.

5.	Expand the sixth paragraph to disclose the basis of the claim that the platform of services helps students “get smarter.”

The Company has revised the disclosure under the section of the Prospectus entitled “Summary – GSV Capital - Current Portfolio” in response to the Staff’s comment.

6.	In your response letter, confirm to the staff whether the Wall Street Journal has consented to being named in the Company’s prospectus.

The Company has revised the disclosure throughout the Prospectus to remove references to the Wall Street Journal in response to the Staff’s comment.

7.
Disclose why the Company is seeking to raise additional capital through this common stock offering when only approximately 36% of the net proceeds of its initial public offering have been invested as of July 2011.

The Company has revised the disclosure set forth under the section of the Prospectus entitled “Summary” in response to the Staff’s comment.

The Offering - Use of Proceeds

8.
In your response letter, state whether the Company expenses or capitalizes its “other expenses such as due diligence expenses of potential new investments,” as well as the reasons supporting the selection of the treatment of such expenses.

The Company advises the Staff on a supplemental basis that its due diligence and transaction costs associated with a specific portfolio investment (e.g. legal, escrow and finders fees) will either be capitalized into the cost of the investment, as of the time the investment closes, or expensed at the time a prospective investment is abandoned.  Travel-related expense are expensed by the Company. The Company believes the foregoing approach is consistent with the approach set forth in the Financial Accounting Standards Board’s ASC 946-320-40-1, which generally indicates that the cost of investment securities should include commissions and other charges that are part of a securities purchase transaction.

Dominic Minore, Esq.
August 24, 2011

The Offering - Leverage

9.
The prospectus indicates that the Company has committed not to incur leverage  during the twelve months following completion of this offering.  In your response  letter, indicate what consideration the Company gave to disclosing, either as an  investment consideration or a risk factor, its inability to avail itself of using  leverage during the current low interest rate environment.

The Company has revised the above-referenced disclosure throughout the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that, given the fact that the Company invests in equity investments for which realization events may be unpredictable, it would likely face higher relative interest rates on any short term credit facility than comparable business development companies that instead invest primarily in debt investments with fixed maturity dates and a senior position in a portfolio company’s capital structure.  In addition, the unpredictability of realization events on its portfolio investment could potentially cause the Company to face liquidity issues to the extent it were to use leverage to fund its investments on a wide-scale basis.  As a result, the Company does not believe that there is a material risk associated with its current lack of debt financing for its portfolio investments.

Fees and Expenses - Example

10.	Disclose the approximate dollar amount of assets that the Company used in the calculation of the percentages presented in its Fees and Expenses table.

The Company has revised the disclosure set forth under the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

11.
We believe that the Example should instead present the five percent return  required by Form N-2 as if it results entirely from net realized capital gains  (making the entire 5% return subject to the 20% capital gains incentive fee).   Because the Company’s incentive fees represent a material expense, we believe  excluding them from the Example would understate the expenses borne by  shareholders.

The Company respectfully refers the Staff to the disclosure contained in the final paragraph under the “Fees and Expenses” section of the Prospectus, which clarifies that for purposes of the “Example” included under the “Fees and Expenses” section of the Prospectus, the Company has assumed that 100% of its annual return is received in the form of realized capital gains.   The Company further advises the Staff on a supplemental basis that its investment advisory agreement does not provide for incentive fees payable on investment income.

Dominic Minore, Esq.
August 24, 2011

Risk Factors

12.	Our board of directors is authorized to reclassify an unissued shares of stock…

The prospectus discloses that “the holders of preferred stock are entitled to vote  separately from holders of common stock to elect two preferred stockholders.”   Expand the disclosure to explain the consequences of this veto effect, including  the conflict of interest between holders of common stock and holders of preferred  stock.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

Portfolio Companies

13.
The Company’s financial statements should be updated and presented as of June  30, 2011.  The Company’s financial resources have significantly changed due to  its initial public offering and its financial statements dated March 31, 2011 do not  portray the significant change to the Company’s capital structure.  Furthermore,  as the Company has made several significant investments since its initial public  offering, these updated financial statements should be provided to conform to and  support the Company’s “Portfolio Companies” presentation on page 44 and the  NAV per share amount on the prospectus cover page, all which are presented as  of June 30, 2011.

The Company has revised the disclosure throughout the Prospectus in response to the Staff’s comment.  In addition, the Company has revised the Prospectus to include its unaudited interim financial statements for the period ended June 30, 2011.

Underwriting

14.	Please confirm to the staff whether FINRA has approved the underwriting terms of the Company’s offering.

The Company advises the Staff that the Registration Statement has been submitted to FINRA for its review, and that such review remains ongoing.

Index to Financial Statements

15.
Our accounting staff will contact you directly and provide you with their financial  statement and other accounting-related comments once the Company has updated  and presented its financial statements and related information as of June 30,  2011.

The Company acknowledges the Staff’s comment.

Dominic Minore, Esq.
August 24, 2011

Item 25.  Financial Statements and Exhibits

16.
Expand the first and second footnotes to clarify that all of the exhibits identified  as “previously filed” are also being incorporated into this registration statement  by reference to the cited pre-effective amendments to the Company’s prior  registration statement.

The Company has revised the above-referenced footnotes in response to the Staff’s comments.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:          Michael T. Moe / GSV Capital Corp.
John Mahon / Sutherland Asbill & Brennan LLP